Tidal ETF Trust

234 West Florida Street, Suite 203

Milwaukee, Wisconsin 53204

October 7, 2024

VIA EDGAR TRANSMISSION

Mr. Raymond Be

Division of Investment Management, Disclosure Review Office

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Tidal ETF Trust (the “Trust”) Post-Effective Amendment No. 223 to the Trust’s Registration Statement on Form N-1A (the “Amendment”) File Nos. 333-227298, 811-23377

Dear Mr. Be:

This correspondence responds to comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” or the “Commission”) on September 18, 2024, with respect to the Amendment and the Trust’s proposed new series, the Unusual Whales Subversive Democratic Trading ETF and Unusual Whales Subversive Republican Trading ETF (each a “Fund,” together the “Funds”). For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.

Prospectus

1.	Supplementally explain the circumstances surrounding the change in investment adviser and portfolio managers to the Predecessor Funds, each a series of Series Portfolios Trust, as well as the related strategy changes concerning portfolio concentration, as it may help the Staff evaluate what disclosure revisions should be made. In the future, the Staff would appreciate a brief explanation of such events in the filing cover letter.

Response: The Trust responds supplementally by stating that the Reorganizations are part of a broader strategic plan to transition each Predecessor Fund to a more effective management structure. As a key element of the plan, the Board of Trustees of Series Portfolios Trust (SPT) selected Tidal to serve as the interim investment adviser for the Predecessor Funds with overall responsibility for portfolio management. In connection with Tidal’s appointment, each Predecessor Fund’s strategy was revised to target a portfolio of 100-200 securities, from a portfolio of 500-600 securities, to allow each portfolio to be managed more efficiently. Importantly, there were no changes to either Predecessor Fund’s investment thesis, which is to track the trading activity of the Democratic or Republican U.S. Congresspeople, as applicable, while in office. Tidal became the Predecessor Funds’ investment adviser on August 2, 2024, having previously served in a more limited capacity as sub-adviser, solely responsible for trading portfolio securities for the Predecessor Funds. As a result of that change, two highly experienced Tidal employees assumed portfolio management responsibilities for the Predecessor Funds.

As the second phase of this strategic plan, the Predecessor Funds will now transition into newly created series of the Trust as the Funds. This change is anticipated to enhance Tidal’s ability to play a more active role in the management and marketing of the Predecessor Funds, thereby benefiting shareholders.

2.	Given that Tidal is the investment adviser to the Funds, supplementally explain why you believe it is appropriate to continue to use the Unusual Whales and Subversive names. Please address whether continued reference to Subversive in the name may cause investor confusion.

Response: The Trust responds supplementally by stating that the Funds have been in operation for over a year and have been marketed under the names to be used by the Funds. The Trust believes maintaining these names provides continuity and value. Additionally, as disclosed in the Prospectus, Subversive Capital Advisor LLC (“Subversive”) is a financial sponsor of the Funds, and both Tidal and Subversive have agreed that it is appropriate to retain the reference to Subversive in the Funds’ names. The Trust further notes for series of the Trust that have an economic sponsor, it is the Trust’s general practice to include the name of the economic sponsor in the fund’s name. Furthermore, Tidal has entered into a licensing agreement with Unusual Whales, Inc. for the use of its name and its data, which is utilized in the management of the Funds.

3.	With respect to the “Ethics in Government Act Risk” disclosure, supplementally advise what steps have been taken to obtain a determination that use of the PTR data in this context is permissible. Consider updating the disclosure to make clear that this is a gray legal area.

Response: The Trust responds supplementally by stating that it has engaged in discussions with Trust counsel as well as outside counsel regarding the appropriateness of using the PTR data in this manner. The Trust is comfortable that the existing risk disclosure appropriately conveys to shareholders the risks associated with an investment in the Funds.

4.	With respect to the “Data Provider” section, revise to explain what the data provider does, how and by whom it is compensated, and its overall role. In correspondence, please explain why such services are not “investment advice,” particularly if it is the sole source of data being considered.

Response: The Trust responds by revising the disclosure to state that (i) Unusual Whales, Inc. (“UW”), the data provider to the Funds, collects, evaluates and compiles data regarding investments and investment strategies of certain government officials and related individuals who are subject to public disclosure requirements with respect to their investments, (ii) UW provides this data to Tidal for use in implementing the Funds’ principal investment strategies, and (iii) UW is compensated by the Funds’ investment adviser, Tidal Investments LLC (“Tidal”), pursuant to a license agreement between Tidal and UW.

The Trust also responds supplementally by stating that UW plays no role in the construction or implementation of each Fund’s portfolio. For example, UW is not involved in the sizing or weighting of the securities in each Fund’s portfolio. UW’s only role is to collect and provide publicly available data, which is then used by Tidal to implement each Fund’s principal investment strategies. The Trust further notes that the Staff has previously provided no-action relief such that the provision of objective statistical data derived from publicly available information, without editorial comment, did not require registration as an investment adviser by the parties providing such reports.1

1 See CSAS, Inc., SEC No-Action Letter, 1981 SEC No-Act. LEXIS 4123 (Oct. 1, 1981); NoLoad Mut. Fund Ass’n, SEC No-Action Letter, 1984 SEC No-Act. LEXIS 2910 (Dec. 31, 1984).

Statement of Additional Information (“SAI”)

5.	Supplementally explain the extent to which the Funds anticipate having exposure to bitcoin products. The Staff may have further comments pending your response.

Response: The Trust responds supplementally by stating that each Fund may invest in bitcoin products, as described in the SAI, on a non-principal basis. Such investments would not exceed 5% of a Fund’s total assets.

If you have any questions or require further information, please contact John Hadermayer at (262) 318-8236 or jhadermayer@tidalfg.com.

Sincerely,

/s/ John Hadermayer

John Hadermayer

SVP Legal

Tidal Investments LLC